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                                                      OMB Number:  3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment no. 6)*


                              Tofutti Brands, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    88906B105
                                    ---------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [ ]      Rule 13d-1(c)

 [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 88906B105                  13G                       Page 2 of 5 Pages


1   Name of Reporting Person:   David Mintz
    I.R.S. Identification No. of above person (entities only): Not applicable


2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [ ]

3   SEC Use Only


4   Citizenship or Place of Organization:
                                                     United States

 NUMBER OF         5   Sole Voting Power: 3,659,240 shares of Common Stock
  SHARES
BENEFICIALLY       6   Shared Voting Power:    -0-
 OWNED BY
   EACH            7   Sole Dispositive Power: 3,659,240 shares of Common Stock
 REPORTING
  PERSON           8   Shared Dispositive Power:          -0-
   WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                               3,659,240 shares of Common Stock

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]

11  Percent of Class Represented by Amount in Row (9):
                                                52.4%

12  Type of Reporting Person (See Instructions):
                                  IN

                                                               Page 3 of 5 Pages

Item 1.

(a)  Name of Issuer: Tofutti Brands Inc.

(b)  Address of Issuer's Principal Executive Offices:
              50 Jackson Drive, Cranford, New Jersey 07016

Item 2.

(a)  Name of Person Filing: David Mintz

(b) Address of Principal Business Office or, if none, Residence: Same as Item 1(b).

(c)  Citizenship: United States

(d) Title of Class of Securities: Common Stock, par value $.01 per share.

(e)  CUSIP Number: 89906B105


Item 3.

     Not applicable.

Item 4.

(a) Amount Beneficially Owned: 3,659,240 shares of Common Stock, of which 680,000 shares are subject to currently exercisable options.

(b)  Percent of Class: 52.4%

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:
          3,659,240 shares of Common Stock, of which 680,000 shares are subject to currently exercisable options.

     (ii) shared power to vote or to direct the vote: 0

     (iii)sole power to dispose or to direct the disposition of: 3,659,240 shares of Common Stock, of which 680,000 shares are subject to currently exercisable options.

     (iv) shared power to dispose or to direct the disposition of: 0

                                                               Page 4 of 5 Pages


Item 5. Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8. Identification and Classification of Members of the Group.

          Not applicable.

Item 9. Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          Not applicable.

                                                               Page 5 of 5 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 10, 2000
                                                 -----------------
                                                 Date


                                                 /s/David Mintz
                                                 --------------
                                                 David Mintz